Exhibit 99.1

NASDAQ: MOKO ASX: MKB - Media Release: February 9 2015 MARKET UPDATE – NEW EXCLUSIVE PARTNERSHIP	MOKO SOCIAL MEDIA LIMITED NASDAQ: MOKO ASX: MKB Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

•	NEW EXCLUSIVE AGREEMENT WITH INNOSOFT FUSION EXPANDS REC*IT REACH TO NEW COLLEGES IN US AND CANADA WITH ADDITIONAL FEATURES AND FUNCTIONALITY

•	MOKO EXCLUSIVITY TO DEVELOP RECREATION AND FITNESS APP TO MUNICIPAL, CORPORATE AND COMMUNITY CLUBS

MOKO Social Media Limited (NASDAQ:MOKO, ASX:MKB) and London, Ontario, CANADA-based InnoSoft Canada Inc have agreed to extend the reach of MOKO’s REC*IT app into campuses using the InnoSoft Fusion security layer for Single Sign On (SSO) access for students and InnoSoft’s online and mobile responsive platform.

This boosts REC*IT functionality for universities and colleges and extends REC*IT to recreational sports and fitness facilities and activities, beyond just colleges.

This is an exclusive arrangement for MOKO and comes on the back of the important extension to the IML license announced two weeks ago.

The initial agreement is for two years and automatically renews for an unlimited number of additional terms until MOKO elects to terminate. This effectively provides MOKO with exclusive rights in perpetuity, subject to MOKO meeting the conditions of advance payments and standard operational responsibilities.

InnoSoft Fusion develops and operates a unique enterprise software system for universities that includes membership management, program/camp registration, equipment/inventory management, point-of-sale, access control, online e-commerce and more.

MOKO and InnoSoft will develop a range of initiatives, the first being the ability to seamlessly include student identification and authentication into the REC*IT app. The user experience for the students will be further improved, especially at campuses where access to REC*IT was limited due to student authentication system barriers.

MOKO will also extend its reach into the active lifestyle market by developing a mobile app exclusively for InnoSoft’s current and future customers using its online and mobile platform for recreational sports, fitness facilities and other activities. InnoSoft has client municipalities in the US and Canada using the Fusion platform. Further, a number of major US corporations that offer sports and fitness programs to employees also use Fusion. MOKO and InnoSoft will develop an app for InnoSoft customers that is an extension of the REC*IT platform.

“This is another major step forward for MOKO and our goal to make REC*IT an indispensable tool for students and college administrations as well as county community and recreation centers and major US corporations,” said CEO Ian Rodwell.

“The exclusive InnoSoft license completes the puzzle for student authentication and data management and is another step closer to MOKO’s grip on North American college and community focused apps. This reach will be attractive to advertisers and other media rights and technology partners.”

“The icing on the cake for MOKO is InnoSoft’s penetration into the active lifestyle market. This partnership complements our strategy within our active lifestyle category, initially with RunHaven.”

InnoSoft CEO Brian Foster said “We are extremely excited about our partnership with MOKO. It complements our client-centric growth strategy by continuing to offer a breadth of functionality and continues to enhance our end-user experience. InnoSoft is committed to partnering with world-class organizations using world-class technology. REC*IT (and MOKO) is our clear partner of choice.”

For more information contact:

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.